      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 2005
      --------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                          UNDER SECTION 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
                            (Name of Subject Company)

               DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
                        (Name of Filing Person (Issuer))

                SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    245915103
                      (CUSIP Number of Class of Securities)

                      Richelle S. Maestro, Esq., Secretary
               Delaware Investments Dividend and Income Fund, Inc.
                               2005 Market Street
                        Philadelphia, Pennsylvania 19103
                                  215-255-1371
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                             ----------------------

                            CALCULATION OF FILING FEE

                             ----------------------

TRANSACTION VALUATION $16,365,777 (a)    AMOUNT OF FILING FEE: $3,274 (b)

                             ----------------------

(a) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 1,287,630 shares of Common Stock of Delaware Investments Dividend and Income Fund, Inc. by $12.71, the Net Asset Value per share as of 4:00 p.m. May 27, 2005.

(b) Calculated as 1/50 of 1% of the Transaction Valuation.

 / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: ____________________________________________________
Form or Registration No.: ___________________________________________________


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

Filing Party: ______________________________________________________________
Date Filed: ________________________________________________________________

 / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

         Copies of the Offer to Purchase, dated June 3, 2005, and the Letter of Transmittal, among other documents, have been filed by Delaware Investments Dividend and Income Fund, Inc., as Exhibits to this Schedule TO, Tender Offer Statement (the "Schedule"), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1.  SUMMARY TERM SHEET.

         Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Delaware Investments Dividend and Income Fund, Inc., a diversified, closed-end management investment company organized as a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at 2005 Market Street, Philadelphia, Pennsylvania 19103. The telephone number is 1-800-523-1918.

         (b) The title of the subject class of equity securities described in the offer is shares of Common Stock, par value $0.01 per share (the "Shares"). As of May 27, 2005 there were 12,876,300 Shares issued and outstanding.

         (c) The principal market in which the Shares are traded is the New York Stock Exchange. For information on the quarterly high, low and closing (as of 4:00 p.m. on the last day of each of the Fund's fiscal quarters) net asset values and market prices of the Shares in such principal market for each fiscal quarter during the past two fiscal years (as well as the first fiscal quarter of 2005), see Section 8, "Price Range of Shares" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name of the filing person is Delaware Investments Dividend and Income Fund, Inc. (previously defined as the "Fund"), a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act") and organized as a Maryland corporation. The principal executive offices of the Fund are located at 2005 Market Street, Philadelphia, Pennsylvania 19103. The telephone number is 1-800-523-1918. The filing person is the subject company. The members of the Board of Directors of the Fund are as follows: Jude T. Driscoll (Chairman), Thomas L. Bennett, John A. Fry, Anthony D. Knerr, Lucinda S. Landreth, Ann R. Leven, Thomas F. Madison, Janet L. Yeomans and J. Richard Zechler. Mr. Driscoll is considered an "interested person" of the Fund, as that term is defined in the 1940 Act, because of his affiliation with the investment adviser of the Fund.

         The executive officers of the Fund are as follows: Jude T. Driscoll, President and Chief Executive Officer; Richelle S. Maestro, Executive Vice President, Chief Legal Officer and Secretary; Michael P. Bishof, Senior Vice President and Chief Financial Officer; and John J. O'Connor, Senior Vice President and Treasurer.

         Correspondence to the Directors and executive officers of the Fund should be mailed to c/o Delaware Investments Dividend and Income Fund, Inc., 2005 Market Street, Philadelphia, Pennsylvania 19103.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The Fund's Board of Directors has determined to commence an offer to purchase up to 10%, or 1,287,630 Shares, of the Fund's issued and outstanding Common Stock. The offer is for cash at a price equal to the Fund's net asset value ("NAV") as of 4:00 p.m., New York City time, on July 1, 2005, or such later date after which the offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

         A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund's intentions in the event of oversubscription, see Section 1, "Price; Number of Shares; Service Fee" and
Section 15, "Extension of Tender Period; Termination; Amendments" of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, "Procedures for Tendering Shares," Section 3, "Withdrawal Rights" and Section 4, "Payment for Shares" in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, "Procedures for Tendering Shares," Section 10, "Certain Effects of the Offer" and Section 14, "Certain Federal Income Tax Consequences," in the Offer to Purchase.

         The information requested by Item 1004(a)(1)(ix) of Regulation M-A with respect to accepting securities on a pro rata basis is not applicable, as is the information requested in (x) and (xi).

         (b) The Fund has been informed that no Directors, officers or affiliates (as the term "affiliate" is defined in Rule 12b-2 under the Exchange
Act) of the Fund intend to tender Shares pursuant to the Offer to Purchase and, therefore, the Fund does not intend to purchase Shares from any officer, Director or affiliate of the Fund pursuant to the Offer to Purchase.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) Reference is hereby made to Section 7, "Plans or Proposals of the Fund," Section 9, "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and Section 16, "Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund's executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)-(c) Reference is hereby made to Section 6, "Purpose of the Offer,"
Section 7, "Plans or Proposals of the Fund," Section 10, "Certain Effects of the Offer" and Section 11, "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund's executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) Reference is hereby made to Section 11, "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

         (d) Not applicable.

         The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund's executive officers and directors, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) Reference is hereby made to Section 9, "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund's records and upon information provided to the Fund by its Directors, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund's knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.  FINANCIAL STATEMENTS.

         Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

         (a)(1) Reference is hereby made to Section 9, "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, which is incorporated herein by reference.

         (a)(2)-(5) Not applicable.

         (b) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(i)      Letter to Shareholders from the President of the Fund and
               Offer to Purchase.
(a)(1)(ii)     Letter of Transmittal.
(a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)     Letter to Clients and Client Instruction Form.
(a)(1)(v)      Notice of Guaranteed Delivery.
(a)(1)(vi)     Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.
(a)(2)         Not applicable.
(a)(3)         Not applicable.
(a)(4)         Not applicable.
(a)(5)         Press Release dated May 20, 2005.*
(b)            Not applicable.
(d)(1) Form of Depositary and Information Agent Agreement between the Fund and Mellon Investor Services LLC.
(d)(2) Investment Management Agreement with Delaware Management Company dated January 1, 1999.
(d)(3) Transfer Agent Agreement with Mellon Investor Services LLC dated December 8, 2000.
(d)(4) Fund Administration and Accounting Agreement with Delaware Service Company, Inc. dated July 1, 1998.**
(d)(4)(i) Amendment dated May 19, 2005 to the Fund Administration and Accounting Agreement with
               Delaware Service Company, Inc. dated July 1, 1998.
(d)(5) Global Custodian Agreement between the Fund and The Chase Manhattan Bank, N.A., dated May 1, 1996.***
(d)(5)(i) Amendment dated November 20, 1997 to the Global Custodian Agreement between the Fund and The
               Chase Manhattan Bank, N.A., dated May 1, 1996.***
(d)(5)(ii)     Amendment dated August 24, 1998 to the Global Custodian
               Agreement between the Fund and The Chase Manhattan Bank, N.A., dated May 1, 1996.***
(d)(5)(iii) Amendment dated July 1, 2001 to the Global Custodian Agreement between the Fund and The Chase Manhattan Bank, N.A., dated May 1, 1996.
(d)(5)(iv) Amendment dated July 17, 2003 to the Global Custodian Agreement between the Fund and The Chase Manhattan Bank, N.A., dated May 1, 1996.
(g)            Not applicable.
(h)            Not applicable.
______________________
*    Previously filed on Schedule TO via EDGAR on May 20, 2005.

** Incorporated by reference to Exhibit (d)(6) of the Fund's (file number 811-7460) Issuer Tender Offer Statement on Schedule TO, filed with the SEC on June 1, 2000.

*** Incorporated by reference to Exhibit (d)(7) of the Fund's (file number 811-7460) Issuer Tender Offer Statement on Schedule TO, filed with the SEC on June 1, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.


                           /s/ Jude T. Driscoll
                           --------------------------------------
                           Jude T. Driscoll
                           Chairman, Director, President and
                           Chief Executive Officer

June 3, 2005

                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION                                   PAGE
-------                             -----------                                   ----

(a)(1)(i)   Letter to Shareholders from the President of the Fund and
             Offer to Purchase.
(a)(1)(ii)  Letter of Transmittal.
(a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.
(a)(1)(iv)  Letter to Clients and Client Instruction Form.
(a)(1)(v)   Notice of Guaranteed Delivery.
(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)      Not applicable.
(a)(3)      Not applicable.
(a)(4)      Not applicable.
(a)(5)      Press Release dated May 20, 2005.*
(b)         Not applicable.
(d)(1)      Form of Depositary and Information Agent Agreement between the
            Fund and Mellon Investor Services LLC.
(d)(2) Investment Management Agreement with Delaware Management Company dated January 1, 1999.
(d)(3)      Transfer Agent Agreement with Mellon Investor Services LLC dated
            December 8, 2000.
(d)(4)      Fund Administration and Accounting Agreement with Delaware
            Service Company, Inc. dated July 1, 1998.**
(d)(4)(i)   Amendment dated May 19, 2005 to the Fund Administration and
            Accounting Agreement with
            Delaware Service Company, Inc. dated July 1, 1998.
(d)(5)      Global Custodian Agreement between the Fund and The Chase
            Manhattan Bank, N.A., dated May 1, 1996.***
(d)(5)(i)   Amendment dated November 20, 1997 to the Global Custodian
            Agreement between the Fund and The
            Chase Manhattan Bank, N.A., dated May 1, 1996.***
(d)(5)(ii)  Amendment dated August 24, 1998 to the Global Custodian
            Agreement between the Fund and The Chase Manhattan Bank, N.A., dated May 1, 1996.***
(d)(5)(iii) Amendment dated July 1, 2001 to the Global Custodian Agreement between the Fund and The Chase Manhattan Bank, N.A., dated May 1, 1996.
(d)(5)(iv) Amendment dated July 17, 2003 to the Global Custodian Agreement between the Fund and The Chase Manhattan Bank, N.A., dated May 1, 1996.
(g)         Not applicable.
(h)         Not applicable.

______________________
*    Previously filed on Schedule TO via EDGAR on May 20, 2005.

** Incorporated by reference to Exhibit (d)(6) of the Fund's (file number 811-7460) Issuer Tender Offer Statement on Schedule TO, filed with the SEC on June 1, 2000.

*** Incorporated by reference to Exhibit (d)(7) of the Fund's (file number 811-7460) Issuer Tender Offer Statement on Schedule TO, filed with the SEC on June 1, 2000.